

opengrants.io

Sedale Turbovsky (He/Him) · 3rd
CEO. Strategic Funding Specialist. Professional Human Being.
Investor. VC Scout. Business Designer.
Talks about #government, #innovation, #grantfunding, #publicfunding,
and #equityandinclusion
Greater Sacramento · Contact info

9,339 followers · 500+ connections

 opengrants.io

Experience



Chief Executive Officer
opengrants.io
Sep 2018 – Present · 3 yrs 5 mos
Sacramento, California Area

At OpenGrants our vision is to open public funding for people around the globe. Our mission
is to unlock billions of dollars in grants for the best startups in the world. We provide
entrepreneurs a single platform where they can find, apply for, and manage grants.



Guerrilla Digital
6 yrs

Managing Partner
Jan 2019 – Dec 2019 · 12 mos
Sacramento, California Area

CEO at a startup in stealth mode. I managed a collection of leaders, designers and builders
focused on enabling large-scale societal improvements. Our mission is to establish and grow
sustainable solutions to some of the world's most pressing problems and inefficiencies by
bringing cutting-edge technology to late-adopting industries. We achieve this by s ...see more

Co-Founder
Jan 2014 – Dec 2018 · 5 yrs
Folsom

Demystifying the world of digital marketing, web design, and web development for small
businesses, non-profits, and start-ups. Full-stack digital and management consultancy with
specialties including public-private partnerships, digital strategy, public sector strategy and
fund development and formation.

Guide
American Whitewater Expeditions, Inc
2012 – Dec 2019 · 7 yrs
Coloma, CA



carbonBLU
7 yrs

CEO
Jan 2018 – Dec 2018 · 12 mos
Sacramento, California Area

Leading operations and development of carbonBLU, an SaaS company providing fleet
optimization services to the transportation industry.

Head of Project Management
Jan 2012 – Dec 2017 · 6 yrs
Sacramento, California Area

carbonBLU is dedicated to making economically feasible and environmentally sustainable
arguments for alternative fuels. We put high end analytic capabilities in the hands fleet
managers, allowing them to benefit from the wide range of emission reduction technologies,
as well as funding opportunities, available. We are a one stop shop for emissions re ...see more

 **Carbon Blu**



Legal Research Analyst
ECO: Engine Certification Organization
Jun 2011 – Dec 2018 · 7 yrs 7 mos
Sacramento, California Area

Media Director, Legal Research, and Marketing Program development. At ECO I oversaw the
development of a new organization called CarbonBLU.

In addition to the demanding tasks that come along with project management, I as: ...see more

Show 2 more experiences ⌄

Education

 **Sierra College**
2009 – 2010

Volunteer experience

 **Board Member and Technical Advisor**
Bright Water Foundation
Jun 2015 – Present · 6 yrs 8 mos
Health

Over 1.8 million people die from waterborne disease every year, the majority of whom are under the age of 5. This is particularly tragic considering there were already 976 safe water initiatives worldwide as of 2007, and the World Health Organization reports nearly all waterborne disease is preventable. The Bright Water Foundation believes there is a solution to this problem, and we are dedicated to eliminating waterborne disease worldwide within the next decade.

 **Media and Outreach Advisor**
Love Olivia
Jan 2014 – Mar 2014 · 3 mos
Social Services

Love Olivia is a non-profit company created to provide special needs children with clothing, shoes, toys, and books. Additionally, Love, Olivia strives to provide special needs families with educational/community resources, financial assistance and to raise awareness in the community of special needs challenges.

I was privileged to assist them in developing a new website and some financial growth strategies.

 **Missionary, Zone Leader**
The Church of Jesus Christ of Latter-day Saints
Feb 2009 – Feb 2011 · 2 yrs 1 mo
Education

•Lead and trained missionaries in performing community outreach, e.g. ESL programs, sports events, musical productions and humanitarian programs e.g. building houses, disaster preparation, and sustainable living practices.

•Oversaw the successful operation of a zone of the Salta Argentina Mission, including coordinating living arrangements and legal documents, travel and communication for 10 pairs of missionaries in that area.

•Managed the successful development of church organization and community development from an organic grass roots level in Northern Salta.